Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Subsidiary	State of Incorporation

Clayborn Contracting Group, Inc.	California
Heinz Corporation	Missouri
Invisinet, Inc.	Delaware
Quality Communications & Alarm Company, Inc.	New Jersey
Walker Comm, Inc.	California